February 12, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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File No. 049189-0011

Attention:	Jeffrey P. Riedler, Assistant Director Christina De Rosa Keira Nakada James Rosenberg

Re:	Achaogen, Inc. Registration Statement on Form S-1 Filed January 24, 2014 Registration No. 333-193559

Ladies and Gentlemen:

On behalf of Achaogen, Inc. (the “Company”), we are hereby filing an amendment (“Amendment No. 1”) to our Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2014. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on February 4, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as copy of this letter.

For ease of review, we have set forth below the numbered comment in your letter in bold type followed by the Company’s response thereto.

Prospectus Summary, page 1

1.	We note your response to our prior comment 4. At each term’s first use in the Prospectus Summary, please define the following scientific terms to provide a reasonable investor with an understanding of such terms. Please be advised that each term’s definition should not reiterate the term being defined:

•	“gram-negative;”

•	“Enterobacteriaceae;”

•	“carbapenem-resistant;”

February 12, 2014

•	“extended-spectrum beta-lactamase producing Enterobacteriaceae;”

•	“semi-synthetic aminoglycoside;”

•	“in vitro;”

•	“in vivo;”

•	“levofloxacin;” and

•	“antipseudomonal.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2, 4, 82 and 87 of Amendment No. 1.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	Kenneth J. Hillan, M.B., Ch.B., Achaogen, Inc.
Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP
Jeffrey C. Lau, Esq., Davis Polk & Wardwell LLP
Brian J. Cuneo, Esq., Latham & Watkins LLP